Exhibit 3

British American Tobacco p.l.c.

(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 30 September 2026 the independent Trustee of the British American Tobacco Group Employee Trust released the following number of British American Tobacco p.l.c. ordinary shares of 25p each (the “Shares”) granted to the following person discharging managerial responsibilities under the Restricted Share Plan. Subsequent sales of shares are also set out below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Pascale Meulemeester
2	Reason for the notification
a)	Position/status	Regional Director, Asia-Pacific, Middle East and Africa
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the Restricted Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	770

d)	Aggregated information - Aggregated volume - Price	770 £nil
e)	Date of the transaction	2026-09-30
f)	Place of the transaction	Outside a trading venue
Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability arising on vesting of Restricted Share Plan awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.803879	364

d)	Aggregated information - Aggregated volume - Price	364 £15,216.61
e)	Date of the transaction	2026-09-30
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 2 October 2026